ATEL 17, LLC

600 Montgomery Street, 9th Floor

San Francisco, California 94111

September 25, 2015

BY EDGAR

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance – Mail Stop 4631

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ATEL 17, LLC (the “Company”)

Registration Statement on Form S-1

Filed May 4, 2015

File No. 333-203841

Dear Ms. Long:

Concurrently with this letter, we are filing pre-effective amendment no. 1 to the above referenced registration statement.

The Company, in connection with the staff’s review of the above referenced filing and its responses to staff comments, hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ATEL 17, LLC

By:	ATEL Managing Member, LLC,
Manager

	By:	/s/ Paritosh Choksi
Paritosh Choksi,
Executive Vice President and
Chief Operating Officer